                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 24)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                  AMEDEO NODARI
                               BANCA INTESA S.P.A.
                              PIAZZA DELLA SCALA 6
                               MILAN 20121, ITALY
                               011 39 02 87941852
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                          MAY 31 THROUGH JUNE 28, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 Pages

----------------------------------               -------------------------------
CUSIP No.  87927W10                     13D                         Page 2 of 4
----------------------------------               -------------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON                         BANCA INTESA S.P.A.
           I.R.S. IDENTIFICATION NO. Not Applicable OF ABOVE
           PERSON
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY
--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS:                                            WC
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                                 [ ]
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION:         Republic of Italy
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER:          83,419,716
        NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER:      2,407,345,359
        OWNED BY                                            (See Item 5)
          EACH          --------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER:     77,813,974
      PERSON WITH
                        --------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER: 2,407,345,359
                                                            (See Item 5)
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
           REPORTING PERSON:                               2,490,765,075
                                                            (See Item 5)
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                        [ ]

--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     18.63%
                                                                (See Item 5)
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON:                CO

                                Page 2 of 5 Pages

            This Amendment No. 24 amends the Statement on Schedule 13D, dated
October 19, 2001, as amended (as previously amended, the "Statement on Schedule
13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the
Statement on Schedule 13D.

            Intesa, Pirelli, Edizione Holding, Edizione Finance, UniCredito,
Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the
Securities Exchange Act of 1934, as amended.

ITEM 2.  IDENTITY AND BACKGROUND

         On May 31, 2005, Edizione Holding purchased 364,800,000 ordinary shares of a nominal value of euro 1 each of Olimpia from Edizione Finance for a purchase price of euro 474,896,640. A copy of a press release issued on June 8,
2005 by Pirelli, Edizione Holding and Edizione Finance in connection with the transaction is filed as an Exhibit to Amendment No. 36 to Pirelli's Schedule 13D
dated July 29, 2005, filed as Exhibit 63 to this Statement on Schedule 13D and incorporated herein by reference, and a copy of a press release issued on June
8, 2005 by Intesa, Pirelli, UCI, Hopa, Edizione Holding, Edizione Finance and
Olimpia in connection with the transaction is filed as an Exhibit to Amendment
No. 36 to Pirelli's Schedule 13D dated July 29, 2005, filed as Exhibit 64 to this Statement on Schedule 13D and incorporated herein by reference.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         On June 28, 2005, Olimpia pledged 230,464,309 Telecom Italia Shares in favor of Banca Monte Dei Paschi Di Siena S.p.A. ("BMPS") pursuant to a pledge instrument, dated as of June 28, 2005. A copy of the pledge instrument is filed as an Exhibit to Amendment No. 36 to Pirelli's Schedule 13D dated July 29, 2005, filed as Exhibit 65 to this Statement on Schedule 13D and incorporated herein by reference. The pledged shares secure certain obligations of Olimpia arising under a financing agreement between Olimpia and BMPS, dated as of June 28, 2004, pursuant to which BMPS agrees to lend to Olimpia an aggregate amount of up to
600,000,000 euro on the terms and conditions set forth therein. An English translation of the financing agreement is filed as an Exhibit to Amendment No.
36 to Pirelli's Schedule 13D dated July 29, 2005, filed as Exhibit 66 to this
Statement on Schedule 13D and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

63. Press Release of Pirelli, Edizione Holding and Edizione Finance, dated June
8, 2005. [English translation] (incorporated by reference to Exhibit 81 to the
Schedule 13D, July 29, 2005, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

                                Page 3 of 5 Pages

64. Press Release of Intesa, Pirelli, UCI, Hopa, Edizione Holding, Edizione
Finance and Olimpia, dated June 8, 2005. [English translation] (incorporated by reference to Exhibit 82 to the Schedule 13D, July 29, 2005, filed with the
Securities and Exchange Commission by Pirelli S.p.A.)

65. Pledge Instrument, dated as of June 28, 2005, between Olimpia and BMPS.
[English translation] (incorporated by reference to Exhibit 83 to the Schedule
13D, July 29, 2005, filed with the Securities and Exchange Commission by Pirelli
S.p.A.)

66. Financing Agreement, dated as of June 28, 2005, between Olimpia and BMPS.
[English translation] (incorporated by reference to Exhibit 84 to the Schedule
13D, July 29, 2005, filed with the Securities and Exchange Commission by Pirelli
S.p.A.)

                            [SIGNATURES ON NEXT PAGE]

                                Page 4 of 5 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    August 2, 2005

                                    BANCA INTESA S.p.A.

                                    By:   /s/ Amedeo Nodari
                                        -----------------------------------
                                    Name: Amedeo Nodari
                                    Title: Head of Institutional Investments

                                    By:   /s/ Marco Cerrina Feroni
                                        -----------------------------------
                                    Name: Marco Cerrina Feroni
                                    Title: Head of Merchant Banking

                                Page 4 of 5 Pages